MDS Inc. Concludes US$311 Million Private Debt Placement

December 18, 2002: Toronto, Ontario - MDS Inc. (NYSE:MDZ; TSE:MDS) announced today the closing of a private debt placement. The debt placement totals approximately US$311 million and has terms ranging from 5 to 12 years. The proceeds of this placement will be used to repay existing and future tranches of bank debt due in the next 12 months.

The private placement is comprised of five series of guaranteed senior unsecured notes:

Series A: US$73 million at 5.15% due 2007,
Series B: US$17 million at 5.52% due 2009,
Series C: US$40 million at 5.52% due 2012,
Series D: US$156.5 million at 6.19% due 2012 and
Series E: US$25 million at 6.19% due 2014
The Series C and Series E notes are amortizing notes having an average term of 5 years and ten years, respectively.

"This private debt placement provides us with a long-term solution to MDS's current financing needs at long-term rates which are very attractive." said Gary Goertz, Executive Vice-President Finance and Chief Financial Officer, MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and U.S. securities regulatory authorities from time to time.

For Further Information Contact:
Sharon Mathers Vice President, Investor Relations 416-213-4721 smathers@mdsintl.com	Gary Goertz Executive Vice-President, Finance & CFO 416-213-4177 ggoertz@mdsintl.com